Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated September 15, 2016
Registration No. 333-209512

September 15, 2016

Agilent Technologies, Inc.

Pricing Term Sheet

3.050% Senior Notes due 2026

Issuer:	Agilent Technologies, Inc.
Principal Amount:	$300,000,000
Security Type:	Senior Notes
Maturity Date:	September 22, 2026
Coupon:	3.050%
Price to Public:	99.624%
Yield to Maturity:	3.094%
Spread to Benchmark Treasury:	+140 basis points
Benchmark Treasury:	1.500% due August, 2026
Benchmark Treasury Price and Yield:	98-07+; 1.694%
Interest Payment Dates:	March 22 and September 22, commencing March 22, 2017
Make-Whole Call:	Prior to June 22, 2026, the greater of par and redemption price at Treasury + 25 basis points
Par Call:	On or after June 22, 2026
Net Proceeds (before expenses):	$296,922,000
Trade Date:	September 15, 2016
Settlement Date*:	September 22, 2016 (T+5)
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	00846U AK7 / US00846UAK79
Ratings**:	Baa2 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by Standard & Poor’s Ratings Services BBB+ (stable) by Fitch Ratings
Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC
Co-Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. Lloyds Securities Inc. Wells Fargo Securities, LLC

* Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.  Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or by email at new.york.syndicate@bnpparibas.com, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or by email at prospectus@citi.com or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or by email at newyork.prospectus@credit-suisse.com.

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